Filed by Pfizer Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Pfizer Inc.

Commission File No.: 001-03619

December 4, 2015

Investing in Scientific Discovery in the U.S.

The merger between Pfizer and Allergan will create a global, R&D-focused company that will be positioned to lead in the quest to find cures and treatments for the most feared diseases and conditions of our time, such as Alzheimer’s disease, Parkinson’s disease, cancer, and rare genetic disorders. The combined company will be a global R&D leader, with an annual research budget of between $8-$9 billion at time of closing, enhancing our potential to deliver more innovative and breakthrough medicines to patients around the world. Upon the close of our merger with Allergan, Pfizer will also be able to leverage newly accessible capital to more efficiently and sustainably fund complementary research efforts in the U.S. that advance science and accelerate the development of new cures and treatments.

It is important to separate the myths from the facts about what this deal will mean for research and development of innovative drugs and treatments in the U.S. and how this deal will affect Pfizer’s position as a research leader within the U.S.

Investing In New Medicines

It is frequently suggested that a significant portion of the research and development of novel treatments is conducted outside of the biopharmaceutical industry. In fact, numerous studies have shown 67 percent to 97 percent of drug development is conducted in the private sector.1

While the public sector plays a critical role in conducting basic scientific research; companies are in a unique position to translate that knowledge of biological processes into medicines or vaccines. To be sure, NIH does crucial basic scientific research to elucidate our understanding of diseases, and undertakes specific scientific inquiries like the Precision Medicine Initiative and the Brain Research through Advancing Innovation Initiative. However, industry contributes the vast majority of investment into drug discovery and translation research. This includes the revalidation of biologic targets identified through basic science research, discovering the chemical and biologic drugs that modify those targets, developing and formulating drugs through

1	Public and Private Sector Contributions to the Research & Development of the Most Transformational Drugs of the Last 25 Years, A Tufts Center for the Study of Drug Development White Paper, Tufts University School of Medicine, January 2015

Pfizer • Investing in Scientific Discovery in the U.S.    1

rigorous pharmaceutical science and in running the large clinical trials that are needed to establish efficacy and safety profiles for new medicines. Without industry investment in clinical trial design and execution, the basic research led by NIH and academic institutions would not be translated into new medicines.

Private companies invest approximately $50 billion each year in drug discovery and development, $20 billion more than the entire NIH budget – of which only a fraction is dedicated to drug discovery.2

Critical Partnerships

Pfizer has and will continue to work with our partners in academia, government and patient organizations. We have a long history of partnering across the research ecosystem and pioneering new models of collaboration. In 2015, Pfizer has more than 1,000 ongoing R&D collaborations with academic hospitals, government organizations, non-profit institutions, foundations, patient advocacy groups and other pharmaceutical and biotech companies, more than half of which are located in U.S.

Pfizer has partnered with the NIH through Pfizer’s Centers for Therapeutic Innovation, which allow easy collaboration and information sharing between Pfizer and the NIH. Through this partnership, NIH researchers are able to access Pfizer’s proprietary pre-clinical drug discovery tools and technologies, as well as pre-clinical study and regulatory expertise. This collaborative effort is designed to help bridge the gap between early scientific discovery and its translation into new medicines through public-private resource sharing.

Pfizer’s Centers for Therapeutic Innovation

Pfizer is one of 10 biopharmaceutical companies partnering with the NIH on its Accelerating Medicines Program (AMP). AMP is a collaboration between the NIH, FDA, and several non-profit patient groups who are sharing expertise and resources to jointly identify and validate promising new biological targets of disease. AMP’s goal is twofold: To increase the number of new diagnostics and treatments for patients in areas such as Alzheimer’s disease, type 2 diabetes, and rheumatoid arthritis and lupus, while reducing the time and cost to get there. The partners will make the AMP data and analyses publicly available to the broader biomedical community.

2	National Institute of Health Office of Budget: Estimates of Funding for Various Research, Condition, and Disease Categories (RCDC) http://report.nih.gov/categorical_spending.aspx

Pfizer • Investing in Scientific Discovery in the U.S.    2

Breakthrough Drugs

Another common misperception is that pharmaceutical companies do not invest heavily in innovative therapies and are solely focused on so-called “me-too” drugs; medicines of the same class but with differing properties.

Since the FDA’s introduction of the breakthrough designation in 2013, six of Pfizer’s drugs, vaccines and immunotherapies in development have been awarded breakthrough status in the serious or life threatening diseases of leukemia, merkel cell carcinoma (skin cancer), rare progressive lung disease, non-small cell lung cancer, meningococcal B meningitis, and metastatic breast cancer.

Since 2000, biopharmaceutical companies have invested more than half a trillion dollars in R&D, more than any other industry.[3] In 2014, the FDA approved 41 novel new drugs, compared to 27 in 2013, the most in nearly two decades. The 41 drugs included 10 new therapeutic biologics, the best year for biologics going back to 1986. Seventeen of the NMEs approved offer a novel way of treating a disease and in many cases through a new mechanism of action. Of the 41,

An average of 70% of drugs across the pipeline are potential first-in-class medicines

17 approvals were for “rare” diseases affecting fewer than 200,000 patients in the US—the highest number of rare disease drugs FDA has ever approved in a single year. Ten new cancer drugs were approved as well.4

2015 is shaping up to be an equally productive year for industry, with 39 FDA approvals to date, including Pfizer’s breakthrough therapy, Ibrance® (palbociclib), a first-in-class treatment option for certain types of metastatic breast cancer.

Since 2010, Pfizer has had 15 new drug approvals, of which 10 were new molecular entities and 5 were new indications.

This is one of the most productive times for our product pipeline, which will have the potential to continue to grow as a result of the merger between Pfizer and Allergan. The combined company will have over 100 programs in mid to late stage development.

Pfizer is focused on 6 key therapeutic areas: Oncology, Vaccines, Neurology, Inflammation and Immunology, Cardiovascular Metabolic, and Rare Diseases; and Pfizer is also investing in Biosimilars. Allergan brings a complementary “Open Science” model and adds category leadership and capabilities in Eye Care, Dermatology, and Gastrointestinal Disorders.

3	Pharmaceutical Research and Manufacturers of America (PhRMA). (2013). Biopharmaceutical Research Industry 2013 Profile. Retrieved from http://www.phrma.org/sites/default/files/pdf/PhRMA%20Profile%202013.pdf
4	U.S. Food and Drug Administration, Center for Drug Evaluation and Research, Novel New Drugs Summary, January 2015

Pfizer • Investing in Scientific Discovery in the U.S.    3

U.S. Based R&D Footprint

The combined businesses of Pfizer and Allergan will expand our U.S. based R&D footprint and our network of collaboration with research scientists and institutions. This transaction is not structured to move jobs out of the United States, where we conduct the majority of our research. With over 60 percent of our research organization’s footprint strategically located in the U.S., Pfizer has nine R&D centers across the country in major biotech hubs along both coasts. Furthermore, Pfizer made a recent commitment in Cambridge, MA to expand our already significant presence there. Upon close with Allergan, Pfizer will gain two additional major R&D Centers in Irvine, CA and Jersey City, NJ, further enhancing our research presence in the US. These large sites will lead a network of more than 40 smaller R&D centers globally. These strengthened R&D capabilities will enhance our potential to discover and develop more new medicines and cures that will be good for patients in the U.S., and around the world.

Strengthening Our R&D Presence in the U.S.

Pfizer • Investing in Scientific Discovery in the U.S.    4

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

This communication is not intended to be and is not a prospectus for the purposes of Part 23 of the Companies Act 2014 of Ireland (the “2014 Act”), Prospectus (Directive 2003/71/EC) Regulations 2005 (S.I. No. 324 of 2005) of Ireland (as amended from time to time) or the Prospectus Rules issued by the Central Bank of Ireland pursuant to section 1363 of the 2014 Act, and the Central Bank of Ireland (“CBI”) has not approved this communication.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

In connection with the proposed transaction between Pfizer Inc. (“Pfizer”) and Allergan plc (“Allergan”), Allergan will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a Joint Proxy Statement of Pfizer and Allergan that also constitutes a Prospectus of Allergan (the “Joint Proxy Statement/Prospectus”). Pfizer and Allergan plan to mail to their respective shareholders the definitive Joint Proxy Statement/Prospectus in connection with the transaction. INVESTORS AND SECURITY HOLDERS OF PFIZER AND ALLERGAN ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PFIZER, ALLERGAN, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Pfizer and Allergan through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC by Pfizer by contacting Pfizer Investor Relations at Bryan.Dunn@pfizer.com or by calling (212) 733-8917, and will be able to obtain free copies of the documents filed with the SEC by Allergan by contacting Allergan Investor Relations at investor.relations@actavis.com or by calling (862) 261-7488.

PARTICIPANTS IN THE SOLICITATION

Pfizer, Allergan and certain of their respective directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Pfizer and Allergan in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Pfizer’s directors and executive officers is contained in Pfizer’s proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 12, 2015, and certain of Pfizer’s Current Reports on Form 8-K. Information regarding Allergan’s directors and executive officers is contained in Allergan’s proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on April 24, 2015, and certain of Allergan’s Current Reports on Form 8-K.

Pfizer Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements with respect to the proposed transaction between Pfizer and Allergan. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use future dates or words such as “anticipate”, “target”, “possible”, potential”, “predict”, “project”, “forecast”, “outlook”, “guidance”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “might”, “would”, “could” or “should” or other words, phrases or expressions of similar meaning or the negative thereof. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, Pfizer’s, Allergan’s and the combined company’s plans, objectives, expectations and intentions, plans relating to share repurchases and dividends and the expected timing of completion of the transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) and shareholder approvals or to satisfy any of the other conditions to the transaction on a timely basis or at all, the occurrence of events that may give rise to a right of one or both of the parties to terminate the merger agreement, adverse effects on the market price of Pfizer’s common stock and on Pfizer’s operating results because of a failure to complete the transaction in the anticipated time frame or at all, failure to realize the expected benefits and synergies of the transaction, restructuring in connection with the transaction and subsequent integration of Pfizer and Allergan, negative effects of the announcement or the consummation of the transaction on the market price of Pfizer’s common stock and on Pfizer’s operating results, risks relating to the value of the Allergan shares to be issued in the transaction, significant transaction costs and/or unknown liabilities, the risk of litigation and/or regulatory actions, the loss of key senior management or scientific staff, general economic and business conditions that affect the companies following the transaction, changes in global, political, economic, business, competitive, market and regulatory forces, future exchange and interest rates, changes in tax and other laws, regulations, rates and policies, future business combinations or disposals, competitive developments and the uncertainties inherent in research and development. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this communication could cause Pfizer’s plans with respect to Allergan, actual results, performance or achievements, industry results and developments to differ materially from

Pfizer • Investing in Scientific Discovery in the U.S.    5

those expressed in or implied by such forward-looking statements. Persons reading this communication are cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this communication. Pfizer assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law. A further description of risks and uncertainties can be found in Pfizer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Forward-Looking Information and Factors That May Affect Future Results”, as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www. sec.gov and www.pfizer.com.

Applicability of the Irish Takeover Rules

As the transaction constitutes a “reverse takeover transaction” for the purposes of the Irish Takeover Panel Act, 1997, Takeover Rules, 2013, (the “Irish Takeover Rules”), Allergan is no longer in an offer period and therefore Rule 8 of the Irish Takeover Rules does not apply to the transaction from the date of the announcement of the transaction and therefore there is no longer a requirement to make dealing disclosures pursuant to Rule 8.

Statement Required by the Irish Takeover Rules

The directors of Pfizer accept responsibility for the information contained in this communication. To the best of the knowledge and belief of the directors of Pfizer (who have taken all reasonable care to ensure that such is the case), the information contained in this communication for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

Goldman Sachs International, which is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom, and its affiliate, Goldman, Sachs & Co, are acting as joint financial adviser to Pfizer and no one else in connection with the proposed transaction. In connection with the proposed transaction, Goldman Sachs International and Goldman, Sachs & Co, their affiliates and their respective partners, directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to anyone other than Pfizer for providing the protections afforded to their clients or for giving advice in connection with the proposed transaction or any other matter referred to in this announcement.

Guggenheim Securities, LLC is a broker dealer registered with the United States Securities and Exchange Commission and is acting as financial advisor to Pfizer and no one else in connection with the proposed transaction. In connection with the proposed transaction, Guggenheim Securities, LLC, its affiliates and related entities and its and their respective partners, directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to anyone other than Pfizer for providing the protections afforded to their clients or for giving advice in connection with the proposed transaction or any other matter referred to in this announcement.

Unless otherwise defined, capitalised terms used in this Statement Required by the Irish Takeover Rules shall have the meaning given to them in the transaction-related press release issued by Pfizer and Allergan on November 23, 2015.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION.

Pfizer • Investing in Scientific Discovery in the U.S.    6